                           , 2005
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Board of Trustees
AIM Core Allocation Portfolio Series
11 Greenway Plaza, Suite 100
Houston, Texas   77046-1173

Re:      Initial Capital Investment in New Portfolios of
         AIM Core Allocation Portfolio Series (The "Fund")

Ladies and Gentlemen:

We are purchasing shares of the Fund for the purpose of providing initial investment for two new investment portfolios of the Fund. The purpose of this letter is to set out our understanding of the conditions of and our promises and representations concerning this investment.

We hereby agree to purchase shares equal to the following dollar amount for each portfolio:

FUND                               AMOUNT                     DATE
----                               ------                     ----
Series C                      $       10.00                _________, 2005
Series M                      $       10.00                _________, 2005

Series C                      $1,500,000.00                _________, 2005
Series M                      $1,500,000.00                _________, 2005

We understand that the initial net asset value per share for each portfolio named above will be $10.00.

We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Fund.

We further agree to provide the Fund with at least three days' advance written notice of any intended redemption and agree that we will work with the Fund with respect to the amount of such redemption so as not to place a burden on the Fund and to facilitate normal portfolio management of the Fund.

Sincerely yours,

A I M ADVISORS, INC.


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Mark H. Williamson
President

cc:   Mark Gregson
      Gary Trappe